Exhibit 99.1

Hydrogenics Corporation

First Quarter 2006 Interim Consolidated Financial Statements and Results of Operations

Hydrogenics Corporation

Interim Consolidated Balance Sheets

(in thousands of U.S. dollars)

(unaudited)

	March 31 2006	December 31 2005

Assets

Current assets
Cash and cash equivalents	$63,339	$5,394
Short-term investments	17,388	80,396
Accounts receivable	6,270	7,733
Grants receivable	2,630	1,909
Inventories (note 4)	10,659	8,685
Prepaid expenses	1,492	2,353
	101,778	106,470

Property, plant and equipment	5,497	5,682
Intangible assets	31,858	33,972
Goodwill	68,450	68,505
Other non-current assets	38	28
	$207,621	$214,657

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$14,207	$14,918
Unearned revenue	4,956	3,772
	19,163	18,690

Long-term debt	281	325
Deferred research and development grants	163	135
	19,607	19,150

Shareholders’ Equity
Share capital and other equity	319,548	318,804
Deficit	(126,606)	(118,274)
Accumulated other comprehensive loss	(4,928)	(5,023)
	188,014	195,507
	$207,621	$214,657

The accompanying notes form an integral part of these interim consolidated financial statements.

(Signed) Norman Seagram	(Signed) Pierre Rivard
Chairman	President, CEO, Director

Hydrogenics Corporation

Interim Consolidated Statement of Shareholders’ Equity

(in thousands of U.S. dollars, except for share and per share amounts)

(unaudited)

	Common shares		Contributed		Accumulated other comprehensive	Total shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity

Balance at Dec. 31, 2005	91,679,670	$306,957	$11,847	$(118,274)	$(5,023)	$195,507

Comprehensive loss:

Net loss	—	—	—	(8,332)	—	(8,332)
Foreign currency translation adjustments	—	—	—	—	95	95
Comprehensive loss						(8,237)

Shares issued:
Issuance of common shares on exercise of options	68,996	223	—	—	—	223
Stock-based consulting expense	—	—	19	—	—	19
Stock-based compensation expense	—	—	502	—	—	502
Balance at Mar. 31, 2006	91,748,666	$307,180	$12,368	$(126,606)	$(4,928)	$188,014

The accompanying notes form an integral part of these interim consolidated financial statements.

Hydrogenics Corporation

Interim Consolidated Statements of Operations

(in thousands of U.S. dollars, except for share and per share amounts)

(unaudited)

	Three months ended March 31
	2006	2005

Revenues	$6,136	$11,304

Cost of revenues	5,083	10,282
	1,053	1,022
Operating expenses
Selling, general and administrative	6,638	6,677
Research and product development (note 7)	1,215	3,253
Amortization of property, plant and equipment	264	374
Amortization of intangible assets	2,118	2,138
Integration costs (note 11)	—	724
	10,235	13,166
Loss from operations	(9,182)	(12,144)

Other income (expenses)
Provincial capital tax	(26)	(46)
Interest	946	670
Foreign currency gains (losses)	(65)	335
	855	959

Loss before income taxes	(8,327)	(11,185)
Current income tax expense	5	37
Net loss for the period	$(8,332)	$(11,222)

Net loss per share
Basic and diluted (note 8)	$(0.09)	$(0.13)

Shares used in calculating basic and diluted net loss per share	91,705,236	89,848,368

The accompanying notes form an integral part of these interim consolidated financial statements.

Hydrogenics Corporation

Interim Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

(unaudited)

	Three months ended March 31
	2006	2005

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(8,332)	$(11,222)
Items not affecting cash
Amortization of property, plant and equipment	446	596
Amortization of intangible assets	2,118	2,138
Unrealized foreign exchange (gains) losses	(27)	130
Imputed interest on long-term debt	1	8
Non-cash consulting fees	19	19
Stock-based compensation	502	496
Net change in non-cash working capital	287	(1,492)
	(4,986)	(9,327)

Investing activities
Decrease (increase) in short-term investments	63,008	(3,312)
Purchase of property, plant and equipment	(265)	(239)
Business acquisitions, net of cash acquired	—	(343)
	62,743	(3,894)

Financing activities
Repayment of long-term debt	(63)	(27)
Deferred research and development grant	28	(8)
Common shares issued, net of issuance costs	223	135
	188	100

Increase (decrease) in cash and cash equivalents during the period	57,945	(13,121)

Cash and cash equivalents – Beginning of period	5,394	26,209
Cash and cash equivalents – End of period	$63,339	$13,088

Supplemental disclosure
Interest paid	$1	$6
Income taxes paid	5	56

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation

Notes to Interim Consolidated Financial Statements

(in thousands of U.S. dollars, except share and per share amounts)

(unaudited)

1.  Basis of preparation

The accompanying interim consolidated financial statements of Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and are presented in U.S. dollars, unless otherwise noted. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. Canadian GAAP, in the case of the Corporation, conforms in all material respects with accounting principles generally accepted in the United States, except as outlined in note 12.

The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2006. The accounting policies used in the preparation of these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s fiscal 2005 annual report.

These interim consolidated financial statements follow the same accounting policies and methods of application as the consolidated financial statements for the year ended December 31, 2005, except as described below and in note 2. Certain prior year amounts have been reclassified to conform with the current period presentation.

2.  Change in accounting policy

(i)           Canadian standards

In 2005, the Accounting Standards Board (AcSB) issued The Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 1530, “Comprehensive Income”; and Section 3865, “Hedges”, that changed the way certain financial assets are accounted for and reported on the financial statements whereby they are now recorded at their fair value. The Corporation has elected to adopt these sections early, effective January 1, 2006.

Equity

The CICA has replaced Section 3250, Surplus, with Section 3251, Equity, which establishes standards for the presentation of equity and changes in equity during a reporting period. This pronouncement applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Corporation adopted this pronouncement effective January 1, 2006.

In accordance with the provisions of these new standards, the Corporation reflected the following adjustments as of January 1, 2006:

•                  a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive loss.”

•                  short-term investments are now carried at amortized cost. The Corporation has the intention and the ability to hold these securities to maturity. Interest earned is recognized using the effective interest rate method and any, other than temporary, decline in fair value is recognized immediately in the consolidated statement of operations.

(ii)          U.S. standards

Inventory costs

In 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43.” SFAS No. 151 requires abnormal idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after September 15, 2005. The Corporation adopted this pronouncement effective January 1, 2006. The adoption of this guidance did not have an impact on the Corporation’s financial position, results of operations or cash flows.

3.  Business acquisitions

Further to the acquisition of Stuart Energy Systems Corporation (“Stuart Energy”) on January 6, 2005, the Corporation recorded $6,615 of restructuring costs in connection with combining the pre-merger Stuart Energy organization, including employee severance, facility consolidation costs and contract termination costs. Severance payments made to pre-merger Stuart Energy employees were established by Hydrogenics upon the completion of the acquisition. These costs were recognized as a liability assumed in the Stuart Energy purchase price allocation, and accordingly, have resulted in an increase to goodwill.

The following table shows the activities related to the restructuring liabilities pertaining to the pre-merger operations of Stuart Energy:

	Severance	Facilities	Other	Total
Initial estimated restructuring costs of Stuart Energy	$3,806	$2,509	$300	$6,615
Cash payments and adjustments	3,806	1,988	300	6,094
Restructuring liabilities as at March 31, 2006	$—	$521	$—	$521

Cash payments during the three months ended March 31, 2006 were $465. During the three months ended March 31, 2006, goodwill was reduced by $55 as a result of adjustments to facility liabilities recognized upon the acquisition of Stuart Energy.

4.  Inventories

	March 31 2006	December 31 2005
Raw materials	$4,525	$4,202
Work-in-progress	6,040	4,377
Finished goods	94	106
	$10,659	$8,685

5.  Warranties

Product warranty liabilities are included accounts payable and accrued liabilities on the balance sheet. Changes in the Corporation’s aggregate product warranty liabilities for the three months ended March 31, 2006 are as follows:

Balance, December 31, 2005	$2,733
Accruals for warranties issued during the period	193
Settlements made during the period	(464)
Balance, March 31, 2006	$2,462

6.  Stock-based compensation

During the three months ended March 31, 2006, 150,000 stock options with a weighted average fair value of $1.86 at the date of grant were issued to employees. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following assumptions:

	March 31 2006	March 31 2005
Risk free interest rate (%)	4.10%	3.50%
Expected volatility (%)	53%	52%
Expected life (in years)	4	4
Expected dividends	nil	nil

Stock-based compensation expense is included in selling, general and administrative expenses.

Prior to January 1, 2003, under Canadian GAAP, no compensation expense was recorded with respect to options granted to employees. Effective January 1, 2003, stock options granted to employees are recognized in earnings under Canadian GAAP as a compensation expense over the period in which the related employee services are rendered based on the estimated fair value at the date of the grant. Had the Corporation determined compensation expense based on the fair value method described in CICA Section 3870 “Stock-based Compensation and Other Stock-Based Payments” for stock options granted in the year ended December 31, 2002, the pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

	Three months ended March 31		Three months ended March 31
	2006		2005
	Basic and diluted net loss per share		Basic and diluted net loss per share
Net loss for the period	$(8,332)	$(0.09)	$(11,222)	$(0.13)
Additional stock-based compensation expense	7	—	29	—
Pro forma net loss for the period	$(8,339)	$(0.09)	$(11,251)	$(0.13)

7.  Research and product development

Research and product development expenses are recorded net of third party program funding received or receivable. For the three months ended March 31, 2006, research and product development expenses and program funding, which has been received or is to be received, are as follows:

	Three months ended March 31
	2006	2005
Research and product development expenses	$2,422	$4,066
Research and product development funding	(1,207)	(813)
Total research and product development expenses	$1,215	$3,253

8.  Net loss per share

For the three months ended March 31, 2006, the weighted average number of common shares outstanding was 91,705,236. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share as the effect would be anti-dilutive.

9.  Guarantees

As at March 31, 2006, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions which total $4,623 (December 31, 2005 - $4,190) with expiry dates extending to October 2011. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.

10.  Segmented financial information

The Corporation’s three reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate & Other. OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems includes the design, development, manufacture, and sale of fuel cell test products and the provision of fuel cell diagnostic testing services.

Financial information by reportable segment for the three months ended March 31, 2006 and 2005 is as follows:

	Three months ended March 31, 2006
	OnSite Generation	Power Systems	Test Systems	Corporate & Other	Total
Revenue from external customers	$2,400	$1,143	$2,593	$—	$6,136
Amortization of intangible assets	1,633	473	12	—	2,118
Amortization of property, plant and equipment	81	171	12	—	264
Interest income	—	—	—	981	981
Interest expense	—	—	—	1	1
Income tax expense	—	—	—	5	5
Segment loss (i)	$(3,094)	$(2,170)	$(179)	$(2,888)	$(8,332)

	Three months ended March 31, 2005
	OnSite Generation	Power Systems	Test Systems	Corporate & Other	Total
Revenue from external customers	$8,634	$972	$1,698	$—	$11,304
Amortization of intangible assets	1,654	473	11	—	2,138
Amortization of property, plant and equipment	171	98	327	—	596
Interest income	—	—	—	693	693
Interest expense	—	—	—	23	23
Income tax expense	—	—	—	37	37
Segment loss (i)	$(2,869)	$(4,669)	$(800)	$(2,884)	$(11,222)

(i)

Segment loss includes directly attributable selling, general and administration costs, research and product development costs net of associated grants and amortization of property, plant and equipment and intangible assets.

Purchases of intangible assets and goodwill during the three months ended March 31, 2006 were $nil ($38,500 and $63,936, respectively, for the three months ended March 31, 2005).

Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at March 31, 2006 are $30,400 and $63,337 (December 31, 2005 - $32,033 and $63,392), respectively. Intangible assets and goodwill relating to the Corporation’s Power Systems segment as at March 31, 2006 were $1,423 and $nil (December 31, 2005 - $1,892 and $nil), respectively. Intangible assets and goodwill relating to the Corporation’s Test Systems segment as at March 31, 2006 were $35 and $5,113 (December 31, 2005 - $47 and $5,113), respectively. The Corporation currently does not allocate its remaining assets among reportable segments.

Revenues are segmented by geography, as follows:

	Three months ended March 31
	2006	2005
United States	$2,401	$3,126
Romania	1,298	52
Japan	1,033	248
Spain	115	1,014
Sweden	7	1,173
China	3	935
Vietnam	—	2,291
Pakistan	—	1,042
Rest of world	1,279	1,423
	$6,136	$11,304

11.  Integration costs

Integration costs related to reorganization and alignment activities associated with the acquisition of Stuart Energy in 2005.

	Three months ended March 31, 2006	Three months ended March 31, 2005
Termination benefits	$—	$667
Other	—	57
	$—	$724

12.  Differences between Canadian and United States accounting principles

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Corporation would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). As permitted for qualifying foreign private issuers, not all disclosures required to provide a complete reconciliation have been provided.

A reconciliation of the net loss between Canadian GAAP and U.S. GAAP is as follows:

	Three months ended March 31
	2006	2005
Net loss for the period based on Canadian GAAP	$(8,332)	$(11,222)
Write-off of in-process research and product development (i)	—	(18,400)
Amortization of in-process research and product development (i)	657	657
Net loss for the period based on U.S. GAAP	(7,675)	(28,965)
Foreign currency translation adjustments (ii)	95	(479)
Comprehensive loss for the period based on U.S. GAAP	$(7,580)	$(29,444)

Basic and diluted loss per share based on U.S. GAAP	(0.08)	(0.33)
Weighted average number of shares used in calculating basic and diluted loss per share	91,705,236	89,848,368

(i)  In-process research and development

Under U.S. GAAP, in-process research and product development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and product development is capitalized and amortized over the estimated useful life. In-process research and product development is included in product technology.

(ii)  Comprehensive loss

U.S. GAAP requires the disclosure of comprehensive loss, which comprises the Corporation’s net loss and other comprehensive income (loss). The only item of comprehensive loss in the three months ended March 31, 2006 is a charge to the currency translation adjustment.